Mail Stop 3561

September 8, 2009

Ronald N. Beck
Manager, Principal Financial Officer
OCM Holdco, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071

     Re: **OCM Holdco, LLC**
            File No. 000-52042
            Form 10-K: For the fiscal year ended December 31, 2008

Dear Mr. Beck:

     We have reviewed your August 20, 2009 correspondence and have the following comments. We believe you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. Please file your response to our comments via EDGAR within ten business days from the date of this letter.

Form 10-K: For the Fiscal Year Ended December 31, 2008

Operating results, page 16

1.   We note your response to our prior comment 2 and your statement that the change in operating, general, and administrative expenses was de minimus, representing 0.6% of income before income tax benefit. However, it appears that operating, general, and administrative expenses represent 100% of your costs and expenses. We also note that professional fees increased 31% and other administrative expenses decreased 46%, which appears material. We do not believe that your current disclosure adequately discusses and analyzes your results sufficient to provide your owners and prospective owners with the depth of understanding and knowledge necessary to evaluate your results. Therefore, we continue to believe that you should revise your disclosure to provide more emphasis on analyzing the underlying reasons for factors to which variance are attributed. Please revise accordingly.

Liquidity and Capital Resources, page 17

2.   We note your response to prior comment 4, which we do not believe to be adequately responsive to our comment. Please provide a discussion and analysis of your operating cash flows. Your discussion should address material changes in

the underlying drivers in term of cash. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Notes to the Financial Statements, page F-7

3.   Refer to prior comment 6. Please revise to disclose that the rights of the two classes of units are identical except that the Class B Units are non-voting.

Note 4: Income Taxes, page F-9

4.   Refer to prior comment 7. In view of the materiality of the reconciling item, "CCR income not taxable to the Company", please revise your disclosure to show in greater detail how the CCR income not taxable to the Company is determined.

* * * * *

You may contact Patrick Kuhn at 202-551-3308 or Joe Foti at 202-551-3816 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief